UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

☐ Form C-U: Progress Update

Name of issuer
Wahi Nutrition, Inc.
Legal status of issuer
       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       May 7, 2018

Physical address of issuer
10397 Balsam Ln, Eden Prairie, MN 55347

Website of issuer
https://www.wahiwater.com

Current number of employees
5

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$296,333.19	$227,360.59
Cash & Cash Equivalents	$38,816.48	$117,708.13
Accounts Receivable	$38,475.93	$9,479.12
Short-term Debt	$588,260.80	$188,969.48
Long-term Debt	-	-
Revenues/Sales	$125,629.85	$34,858.47
Cost of Goods Sold	$237,296.86	$30,749.93
Taxes Paid	$1,116.59	$1,147.59
Net Income (Loss)	$(889,572.12)	$(538,975.16)

EXHIBITS
EXHIBIT A: Form C-AR
EXHIBIT B: Financials

EXHIBIT A
Annual Report
(EXHIBIT A TO FORM C-AR)
4/28/2022

Wahi Nutrition, Inc



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

Wahi Nutrition, Inc. ("the Company") was incorporated on May 7, 2018 under the laws of the State of Delaware, and is headquartered in the Minneapolis, Minnesota area. The Company infuses pharmaceutical grade plant extracts into water, which has been designed to deliver four specific health functions. The Company is based in Minneapolis, Minnesota and distributes their four flavors of Wahi Water predominantly to local, regional, and national grocery, health, and well-being retail stores.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products are highly competitive. It faces competition with respect to any products that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The personal care market is an emerging industry where new competitors are entering the market frequently. The beverage market is also competitive and subject to numerous competitors. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing products and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

The Company operates in a business that is highly regulated and subject to liability concerns. Compliance with regulatory requirements and changes in regulations could result in expenses and in diversion of management attention to the operations of the business. As a food production company, all of the Company's products must be compliant with regulations by the Food and Drug Administration (FDA). The Company must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of the products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that the Company's products could become non-compliant with the FDA's regulations and any such non-compliance could harm the business.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business. The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention to marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

The Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to significantly increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the personal care and beverage markets may be markets in which customers will not have brand loyalty.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough cash and inventory runway to sustain operation, they will be increasing cash expenditures to promote revenue growth, continue research and development, and fund other Company operations after raising capital in this offering. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth and meeting these projections are subject to numerous risks, many of which are outside of the Company's control. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Investors should not rely on the Company's financial projections in making an investment decision.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company has participated in Related Party Transactions. The Company has related party debt in which the Company owes $30,000 to a lender which is a related party of the Company. The loan bears no interest and is due in October of 2021. The Company also has related party transactions in the form of consulting agreements with two related parties. During 2020 and 2019, the Company incurred expenses of approximately $81,000 and $72,000, respectively, for business management and advisory services provided by related parties.

The Company has outstanding debt. The Company owes approximately $70,000 to the Minnesota Department of Employment & Economic Development (DEED) for an Angel Loan Fund Program loan. This loan was granted in December of 2020 and is not due for 84 months from the granting date. The loan does not accrue any interest, but the principal amount is payable with a 30% premium at the end of the term.

The Company has an outstanding EIDL loan advance. The Company owes approximately $4,000 for a Small Business Association EIDL loan advance. The EIDL loan is in the process of being granted and will follow the same terms as EIDL guidelines under the Small Business Association rules.

The auditing CPA has included a "going concern" note in the Audited Financials. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates continuation of operations, realization of assets, and payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has incurred certain net losses since inception. The Company's ability to continue as a going concern is dependent on meeting its obligations as they become due from cash generated from operations and/or through raising capital and ultimately achieving sustained profitable operations. During 2021, the Company intends to raise additional capital through various series of preferred stock offerings as well as participate in a crowdfunding campaign; however, it is undetermined how much capital is expected to be raised from future financing campaigns. Management believes the Company may continue to operate in its present form as a result of such changes. However, no assurance can be given that management's actions will result in sustained profitable operations or additional capital will be available when needed or on acceptable terms. If management is not successful with its plan, it is possible this could result in the Company needing to satisfy its obligations through the liquidation of its assets at values less than currently presented.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

BUSINESS

Description of the Business

Wahi Nutrition has entered the functional beverage category with the launch of *wahiwater*. With the infusion of pharmaceutical-grade plant extracts into a delicious beverage, Wahi allows consumers a cutting edge way to "drink intentionally" ™.

Business Plan

Wahi Nutrition has leveraged one of the top trends in food and beverage (plant-based products) by becoming one of the first companies to infuse pharmaceutical-grade plant extracts into water, which we designed to deliver four specific health functions - revive, purify, repair and drive.

Current offerings in the water category are only differentiated in a few primary marketing messages: pH, label design, charitable causes, and water source. Wahiwater innovates the product in the bottle by bringing pharmaceutical-grade plant extracts to water, for a refreshing way to hydrate before or after a workout, or throughout the day.

Investment and M&A activity in the beverage industry has grown in recent years, and is expected to continue to increase. Wahi Nutrition aims to disrupt this industry with our current offering, wahiwater, and continue to do so with the line extensions we foresee launching over the next 12 months.

Litigation

None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Geoff Murphy	Chief Executive Officer and Director	Establish sales and marketing strategy, support fundraising efforts and head up company operations.
Peter Blankenship	Co-Founder, President and Director	Support Sales, marketing, product development and fundraising activities.
Sam Blankenship	Co-Founder, Chief Product Officer and Director	Support product development, sales and marketing efforts.
Jeff Smith	Director	Investor and member of Board of Directors

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	5,521,400	Yes	N/A	78.70%	N/A
Series Seed Preferred Stock	1,494,320	Yes	N/A	21.30%	Participating liquidation and voting rights as set forth in the COI
Warrants for Common Stock	83,498	No, unless exercised	N/A	N/A	N/A
Options for Common Stock	885,000	No, unless exercised	N/A	N/A	N/A
Restricted Stock Units (RSUs)	600,000	No, unless shares delivered	N/A	N/A	N/A

The Company has an additional 515,000 shares available for granting under their equity incentive plan.

The Company has the following debt outstanding:

The Company has outstanding debt. The Company approximately owes $70,000 to the Minnesota Department of Employment & Economic Development (DEED) for an Angel Loan Fund Program loan. This loan was granted in

December of 2020 and is not due for 84 months from the granting date. The loan does not accrue any interest, but the principal sum is due payable with a 30% premium at the end of the term.

Ownership

A majority of the company is owned by two individuals, the co-founders, Peter Blankenship and Sam Blankenship.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Peter Blankenship	2,524,193 Common and Series Seed Preferred Stock	33.25%
Sam Blankenship	2,475,807 Common and Series Seed Preferred Stock	32.23%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Wahi Nutrition, Inc. ("the Company") was incorporated on May 7, 2018 under the laws of the State of Delaware, and is headquartered in Eden Prairie, Minnesota. Wahi Nutrition, Inc. (the "Company") has leveraged the number one trend in the food and beverage industry (plant-based products) by becoming the first company to infuse pharmaceutical grade plant extracts into water, which has been designed to deliver four specific health functions. The Company is based in Minneapolis, Minnesota and distributes their four flavors of Wahi Water predominantly to local, regional, and national grocery, health, and well-being retail stores.

Liquidity and Capital Resources

We have approximately $38,817 cash on hand as of December 31, 2021, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Readerss should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Readers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash price, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your Shares than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they may need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Founder's Common Round	June 2018	4(a)2	Common Stock	5,521,400	Continuing working capital
Series Seed Preferred	Closed: June 2021	Regulation D, 506(b)	Series Seed Preferred Stock	1,494,320	Continuing working capital
Series A Preferred Equity	Closed: December 2021	Regulation CF	Preferred Stock	619,909	Continuing working capital

Dilution

When the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of the foregoing persons or an entity controlled by any such person(s).

The Company has conducted the following transactions with related persons: The Company has related party transactions in the form of consulting agreements with two related parties.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Peter Blankenship

(Signature)

Peter Blankenship

(Name)

Co-Founder, President and a Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Peter Blankenship

(Signature)

Peter Blankenship

(Name)

Co-Founder, President and a Director

(Title)

4/28/2022

(Date)

/s/ Geoff Murphy

(Signature)

Geoff Murphy

(Name)

Chief Executive Officer and a Director

(Title)

4/28/2022

(Date)

/s/ Sean Blankenship

_____
(Signature)

Sam Blankenship

_____
(Name)

Co-Founder, Chief Product Officer and a Director

_____
(Title)

4/28/2022

_____
(Date)

/s/ Jeff Smith

_____
(Signature)

Jeff Smith

_____
(Name)

Director

_____
(Title)

4/28/2022

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001

EXHIBIT B

*Financial*s



COMPANY CERTIFIED FINANCIALS

[Unaudited]

I, Peter Blankenship, certify that the financial statements of Wahi Nutrition Inc. as of 31/12/2021 included in this Form are true and complete in all material respects to the best of my knowledge.

_____

Peter Blankenship
President

Wahi Nutrition Inc.

28/04/2022

Management Report

Wahi Nutrition, Inc.
For the period ended December 31, 2021



Prepared by

Olorin Business Solutions, Inc

Prepared on

April 18, 2022

Table of Contents

Profit and Loss

January - December 2021

	Total
INCOME	
4100 Sales of Product Income	161,761.98
4200 Discounts given	-36,132.13
Total Income	**125,629.85**
COST OF GOODS SOLD	
5000 Cost of Goods Sold	
5010 Bottles	25,752.25
5020 Caps	4,880.88
5030 Labels	10,806.18
5040 Ingredients	4,917.90
5045 Trays/Packaging- COGS	1,075.55
5050 Water - COGS	1,109.64
5055 Set Up Fees	2,300.00
5060 Copacking	24,781.48
Total 5000 Cost of Goods Sold	**75,623.88**
5099 Inventory Shrinkage	23,097.29
5400 Shipping, Freight & Delivery - COS	
5410 Freight In - Copacker	28,431.46
5420 Freight Out from Copacker - Warehouse	28,780.02
5425 Freight Out - Warehouse to Distibutor	4,299.81
5430 Freight Out - Stores	35,253.97
5499 Supply Chain Exception	951.84
Total 5400 Shipping, Freight & Delivery - COS	**97,717.10**
5440 Storage Fees	18,329.64
5450 Fulfillment & Handling Services	17,634.71
5500 Taxes	3,252.03
5900 Other Costs of Services - COS	1,642.21
Total Cost of Goods Sold	**237,296.86**
GROSS PROFIT	**-111,667.01**
EXPENSES	
6005 Research & Development	1,980.92
6020 Engineering Costs	11,180.80
6110 Contractors	282,446.09
6130 Travel	14,730.40
6135 Meals	2,382.39
6150 Car & Truck	2,800.33
6500 Legal Services	19,388.08
6510 Accounting Services	24,869.75
6512 Audit Fees	31,800.00
6515 Professional Services	198,000.00
6520 Advertising & Marketing	117,783.20
6522 Sales Incentives	373.00

	Total
6525 Distributor Promotions	6,941.64
6550 Bill com Fees	1,924.09
6600 Rent & Lease	11,778.68
6700 Donated Products	14,970.41
6800 Office Supplies & Software	3,346.40
6805 Business Insurance	12,230.39
6810 Bank Charges & Fees	584.21
6811 Credit Card Interest	901.64
6820 Dues & Subscriptions	80.00
6825 Website	1,263.00
6830 Postage and Shipping	197.32
6840 Taxes & Licenses	1,116.59
6850 Other Business Expenses	4,977.36
Total Expenses	**768,046.69**
NET OPERATING INCOME	**-879,713.70**
OTHER INCOME	
7180 Credit Card Cash Reward	1,496.58
Total Other Income	**1,496.58**
OTHER EXPENSES	
6910 Loan Fees Expense	11,355.00
Total Other Expenses	**11,355.00**
NET OTHER INCOME	**-9,858.42**
NET INCOME	**$ -889,572.12**

Balance Sheet

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Checking	38,319.48
1072 Bill com Money Out Clearing	497.00
Total Bank Accounts	**38,816.48**
Accounts Receivable	
1110 Accounts Receivable	38,475.93
Total Accounts Receivable	**38,475.93**
Other Current Assets	
1120 Undeposited Funds-1	10,036.33
1200 Inventory Asset	0.00
1210 Inventory - Raw Materials	107,770.83
1250 Inventory -Finished Product	79,256.14
Total 1200 Inventory Asset	**187,026.97**
1300 Prepaids	15,000.00
1310 Prepaid Insurance	769.68
1900 Offering Expense	207.80
Total Other Current Assets	**213,040.78**
Total Current Assets	**290,333.19**
Fixed Assets	
1510 Software / Website	6,000.00
Total Fixed Assets	**6,000.00**
Other Assets	
1670 Deferred Income Taxes	
BOU-1998 Deferred Tax Asset	284,000.00
BOU-1999 Valuation Allowance	-284,000.00
Total 1670 Deferred Income Taxes	**0.00**
Total Other Assets	**0.00**
TOTAL ASSETS	**$296,333.19**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	337,425.76
Total Accounts Payable	**337,425.76**
Credit Cards	
2050 Capital One	17,587.78
Total Credit Cards	**17,587.78**
Other Current Liabilities	
2100 Due to Owner	11,549.71

	Total
2560 MN Angel Loan Fund	70,000.00
2900 Accrued Expenses	6,342.55
BOU-2500 Current Loan Payable	130,000.00
BOU-2510 Current Loan Fees Payable	15,355.00
Total Other Current Liabilities	**233,247.26**
Total Current Liabilities	**588,260.80**
Total Liabilities	**588,260.80**
Equity	
3100 Common Stock	55.21
3110 APIC - CS	239,993.79
3200 Series Seed Preferred	14.95
3210 Series Seed Preferred- APIC	1,086,897.44
3215 Series A Preferred	3.81
3220 Series A Preferred APIC	417,177.17
3500 Retained Earnings	-1,146,497.86
Net Income	-889,572.12
Total Equity	**-291,927.61**
TOTAL LIABILITIES AND EQUITY	**$296,333.19**

Statement of Cash Flows

January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-889,572.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1110 Accounts Receivable	-28,996.81
1210 Inventory Asset:Inventory - Raw Materials	-74,966.87
1250 Inventory Asset:Inventory -Finished Product	-18,302.25
1300 Prepaids	-15,000.00
1310 Prepaid Insurance	-769.68
1900 Offering Expense	6,207.69
2000 Accounts Payable (A/P)	193,844.74
2050 Capital One	17,587.78
2100 Due to Owner	-1,338.75
2560 MN Angel Loan Fund	70,000.00
2900 Accrued Expenses	8,842.55
BOU-2500 Current Loan Payable	100,000.00
BOU-2510 Current Loan Fees Payable	10,355.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**267,463.40**
Net cash provided by operating activities	**-622,108.72**
INVESTING ACTIVITIES	
1510 Software / Website	-6,000.00
Net cash provided by investing activities	**-6,000.00**
FINANCING ACTIVITIES	
3200 Series Seed Preferred	2.75
3210 Series Seed Preferred- APIC	142,069.67
3215 Series A Preferred	3.81
3220 Series A Preferred APIC	417,177.17
Net cash provided by financing activities	**559,253.40**
NET CASH INCREASE FOR PERIOD	**-68,855.32**
Cash at beginning of period	117,708.13
CASH AT END OF PERIOD	**$48,852.81**

A/R Aging Detail

As of December 31, 2021

Date	Transaction Type	Num	Customer	Store	Due Date	Amount	Open Balance
91 or more days past due							
07/16/2021	Invoice	1051	CVS Pharmacy		08/15/2021	129.12	13.18
Total for 91 or more days past due						**$129.12**	**$13.18**
61 - 90 days past due							
09/24/2021	Invoice	1072	CVS Pharmacy		10/24/2021	98.82	98.82
09/24/2021	Invoice	1068	CVS Pharmacy		10/24/2021	193.69	193.69
Total for 61 - 90 days past due						**$292.51**	**$292.51**
31 - 60 days past due							
10/25/2021	Invoice	1090	CVS Pharmacy		11/24/2021	129.12	43.50
Total for 31 - 60 days past due						**$129.12**	**$43.50**
1 - 30 days past due							
11/01/2021	Invoice	1092	Tjernlund Products, Inc. - Customer		12/01/2021	8,190.72	5,660.72
11/02/2021	Invoice	1096	CVS Pharmacy		12/02/2021	193.69	193.69
11/10/2021	Invoice	1131	CVS Pharmacy		12/10/2021	161.41	161.41
11/23/2021	Invoice	1108	CVS Pharmacy		12/23/2021	96.84	96.84
11/23/2021	Invoice	1106	CVS Pharmacy		12/23/2021	129.12	129.12
11/23/2021	Invoice	1104	CVS Pharmacy		12/23/2021	161.41	161.41
11/23/2021	Invoice	1105	CVS Pharmacy		12/23/2021	161.41	161.41
11/23/2021	Invoice	1107	CVS Pharmacy		12/23/2021	193.69	193.69
11/23/2021	Invoice	1109	CVS Pharmacy		12/23/2021	225.97	225.97
11/23/2021	Invoice	1110	CVS Pharmacy		12/23/2021	258.25	258.25
11/30/2021	Invoice	1113	CVS Pharmacy		12/30/2021	64.56	64.56
Total for 1 - 30 days past due						**$9,837.07**	**$7,307.07**
Current							
12/14/2021	Invoice	1119	CVS Pharmacy		01/13/2022	290.53	290.53
12/15/2021	Invoice	1116	CVS Pharmacy		01/14/2022	96.84	96.84
12/15/2021	Invoice	1117	CVS Pharmacy		01/14/2022	161.41	161.41
12/15/2021	Invoice	1118	CVS Pharmacy		01/14/2022	290.53	290.53
12/17/2021	Invoice	1134	CVS Pharmacy		01/16/2022	193.69	193.69

Date	Transaction Type	Num	Customer	Store	Due Date	Amount	Open Balance
12/17/2021	Invoice	1133	CVS Pharmacy		01/16/2022	258.25	258.25
12/17/2021	Invoice	1132	CVS Pharmacy		01/16/2022	387.37	387.37
12/23/2021	Invoice	1121	CVS Pharmacy		01/22/2022	129.12	129.12
12/23/2021	Invoice	1122	CVS Pharmacy		01/22/2022	129.12	129.12
12/23/2021	Invoice	1123	CVS Pharmacy		01/22/2022	193.69	193.69
12/29/2021	Invoice	1120	Market Distributing		01/28/2022	29,529.36	28,689.12
Total for Current						**$31,659.91**	**$30,819.67**
TOTAL						**$42,047.73**	**$38,475.93**

Date	Transaction Type	Num	Vendor	Store	Due Date	Past Due	Amount	Open Balance
91 or more days past due								
10/16/2018	Bill	792991	Gray, Plant, Mooty, Mooty & Bennett, P.A.		10/16/2018	1280	12,277.50	11.00
11/30/2018	Bill	796204	Gray, Plant, Mooty, Mooty & Bennett, P.A.		11/30/2018	1235	16,505.70	16,505.70
12/17/2018	Bill	798554	Gray, Plant, Mooty, Mooty & Bennett, P.A.		12/17/2018	1218	10,748.85	10,748.85
01/31/2019	Bill	801160	Gray, Plant, Mooty, Mooty & Bennett, P.A.		01/31/2019	1173	4,227.00	4,227.00
02/06/2019	Bill	801638	Gray, Plant, Mooty, Mooty & Bennett, P.A.		02/06/2019	1167	202.50	202.50
10/31/2020	Bill	10-31-20Sam	PreCapital, LLC		10/31/2020	534	7,500.00	3,000.00
11/30/2020	Bill	11-30-20Sam	PreCapital, LLC		11/30/2020	504	7,500.00	7,500.00
11/30/2020	Bill	11-30-20Peter	PreCap Consulting		11/30/2020	504	7,500.00	5,500.00
12/31/2020	Bill	2020-12-31	PreCapital, LLC		12/31/2020	473	7,500.00	7,500.00
12/31/2020	Bill	2020-12-31	PreCap Consulting		12/31/2020	473	7,500.00	7,500.00
01/02/2021	Bill	2576530	Saul Ewing Arnstein # Lehr LLP		01/02/2021	471	2,244.00	272.00
01/02/2021	Bill	2589316	Saul Ewing Arnstein # Lehr LLP		01/02/2021	471	1,191.50	1,191.50
01/02/2021	Bill	2582983	Saul Ewing Arnstein # Lehr LLP		01/02/2021	471	704.00	704.00
01/02/2021	Bill	2600865	Saul Ewing Arnstein # Lehr LLP		01/02/2021	471	138.00	138.00

Date	Transaction Type	Num	Vendor	Store	Due Date	Past Due	Amount	Open Balance
01/02/2021	Bill	2589317	Saul Ewing Arnstein LLP		01/02/2021	471	69.00	69.00
01/27/2021	Bill	2606732	Saul Ewing Arnstein # Lehr LLP		01/27/2021	446	512.00	512.00
01/31/2021	Bill	2021-01-31	PreCapital, LLC		01/31/2021	442	7,500.00	5,000.00
02/28/2021	Bill	2021-02-28	PreCapital, LLC		02/28/2021	414	7,500.00	7,500.00
02/28/2021	Bill	2021-02-28	PreCapital, LLC		02/28/2021	414	7,500.00	7,500.00
03/28/2021	Bill	2021-03-28	PreCapital, LLC		03/28/2021	386	7,500.00	7,500.00
03/28/2021	Bill	2021-03-28	PreCap Consulting		03/28/2021	386	7,500.00	7,500.00
03/31/2021	Bill	2618499	Saul Ewing Arnstein # Lehr LLP		03/31/2021	383	355.08	355.08
03/31/2021	Bill	2618500	Saul Ewing Arnstein # Lehr LLP		03/31/2021	383	207.00	207.00
04/28/2021	Bill	2021-04-28	PreCap Consulting		04/28/2021	355	8,500.00	8,500.00
04/28/2021	Bill	2624224	Saul Ewing Arnstein # Lehr LLP		04/28/2021	355	2,829.00	2,829.00
03/31/2021	Bill	ExpRpt033121	Peter Blankenship		04/30/2021	353	4,600.00	4,600.00
05/08/2021	Bill	ExpRpt050821	Peter Blankenship		05/13/2021	340	53.82	53.82
05/22/2021	Bill	2629777	Saul Ewing Arnstein # Lehr LLP		05/22/2021	331	1,820.00	1,820.00
05/22/2021	Bill	2629776	Saul Ewing Arnstein # Lehr LLP		05/22/2021	331	399.00	399.00
05/08/2021	Bill	2021-05-28	Peter Blankenship		05/28/2021	325	8,500.00	8,500.00
05/22/2021	Bill	2021-05-28	PreCapital, LLC		05/28/2021	325	8,500.00	8,500.00
05/28/2021	Bill	2021-05-28	PreCap Consulting		05/28/2021	325	8,500.00	8,500.00

Date	Transaction Type	Num	Vendor	Store	Due Date	Past Due	Amount	Open Balance
06/18/2021	Bill	2634481	Saul Ewing Arnstein LLP		06/18/2021	304	1,045.50	1,045.50
06/18/2021	Bill	2634482	Saul Ewing Arnstein LLP		06/18/2021	304	785.00	785.00
05/20/2021	Bill	Exprpt052021	Sam Blankenship		06/19/2021	303	37.06	37.06
06/28/2021	Bill	2021-06-28	PreCap Consulting		06/28/2021	294	8,500.00	8,500.00
06/28/2021	Bill	2021-06-28	PreCapital, LLC		06/28/2021	294	8,500.00	8,500.00
07/26/2021	Bill	2641072	Saul Ewing Arnstein # Lehr LLP		07/26/2021	266	9,608.00	9,608.00
07/26/2021	Bill	2641073	Saul Ewing Arnstein # Lehr LLP		07/26/2021	266	6,447.00	6,447.00
07/28/2021	Bill	2021-07-28	PreCap Consulting		07/28/2021	264	8,500.00	8,500.00
07/28/2021	Bill	2021-07-28	PreCapital, LLC		07/28/2021	264	8,500.00	8,500.00
08/28/2021	Bill	2021-08-28	PreCap Consulting		08/28/2021	233	8,500.00	8,500.00
08/28/2021	Bill	2021-08-28	PreCapital, LLC		08/28/2021	233	8,500.00	8,500.00
08/30/2021	Bill	2646707	Saul Ewing Arnstein # Lehr LLP		08/30/2021	231	3,105.00	3,105.00
08/30/2021	Bill	2646706	Saul Ewing Arnstein # Lehr LLP		08/30/2021	231	3,059.00	3,059.00
09/21/2021	Bill	200495922	Boulay		09/21/2021	209	16,300.00	16,300.00
09/28/2021	Bill	2021-09-28	PreCapital, LLC		09/28/2021	202	8,500.00	8,500.00
09/28/2021	Bill	2021-09-28	PreCap Consulting		09/28/2021	202	8,500.00	8,500.00
Total for 91 or more days past due							**$283,970.51**	**$260,732.01**
61 - 90 days past due								
10/15/2021	Bill	S2777-1	Five Flavors Herbs		10/25/2021	175	515.62	515.62

Date	Transaction Type	Num	Vendor	Store	Due Date	Past Due	Amount	Open Balance
10/18/2021	Bill	132216-1	Traffic Management Inc.		10/28/2021	172	65.00	65.00
10/28/2021	Bill	2021-10-28	PreCap Consulting		10/28/2021	172	8,500.00	8,500.00
10/28/2021	Bill	2021-10-28	PreCapital, LLC		10/28/2021	172	8,500.00	8,500.00
Total for 61 - 90 days past due							**$17,580.62**	**$17,580.62**
31 - 60 days past due								
11/05/2021	Bill	132447-1	Traffic Management Inc.		11/20/2021	149	750.00	750.00
11/10/2021	Bill	598301610	Express Freight		11/25/2021	144	35.50	35.50
11/28/2021	Bill	2021-11-28	PreCapital, LLC		11/28/2021	141	8,500.00	8,500.00
11/28/2021	Bill	2021-11-28	PreCap Consulting		11/28/2021	141	8,500.00	8,500.00
11/15/2021	Bill	132650	Traffic Management Inc.		11/30/2021	139	1,045.00	1,045.00
11/30/2021	Bill	2021-118512	Key Enterprises, LLC		11/30/2021	139	650.00	650.00
Total for 31 - 60 days past due							**$19,480.50**	**$19,480.50**
1 - 30 days past due								
11/23/2021	Bill	133144	Traffic Management Inc.		12/08/2021	131	795.00	795.00
11/23/2021	Bill	133146	Traffic Management Inc.		12/08/2021	131	700.00	700.00
11/23/2021	Bill	133143	Traffic Management Inc.		12/08/2021	131	450.00	450.00
11/09/2021	Bill	13637	Merlin Development		12/09/2021	130	740.00	740.00
11/29/2021	Bill	133204	Traffic Management Inc.		12/14/2021	125	350.00	350.00
11/30/2021	Bill	133251	Traffic Management Inc.		12/15/2021	124	425.00	425.00
12/01/2021	Bill	132836	Traffic Management Inc.		12/16/2021	123	927.50	927.50
12/17/2021	Bill	598301464	Express Freight		12/18/2021	121	48.00	48.00
11/19/2021	Bill	6998545	Stephen Gould		12/19/2021	120	957.60	957.60
11/23/2021	Bill	133145	Traffic Management Inc.		12/23/2021	116	570.00	570.00

Date	Transaction Type	Num	Vendor	Store	Due Date	Past Due	Amount	Open Balance
12/08/2021	Bill	133142	Traffic Management Inc.		12/23/2021	116	355.00	355.00
12/06/2021	Bill	598301346	Express Freight		12/27/2021	112	497.00	497.00
12/28/2021	Bill	2021-12-28	PreCap Consulting		12/28/2021	111	8,500.00	8,500.00
12/28/2021	Bill	2021-12-28	PreCapital, LLC		12/28/2021	111	8,500.00	8,500.00
12/15/2021	Bill	93390	Pro Courier		12/30/2021	109	104.22	104.22
12/30/2021	Bill	820	Jason Westplate		12/30/2021	109	3,307.96	3,307.96
Total for 1 - 30 days past due							**$27,227.28**	**$27,227.28**
Current								
12/01/2021	Bill	INV0007	Kennedy Johnson		12/31/2021	108	30.70	30.70
12/21/2021	Bill	1008	Stephen Ratliff		12/31/2021	108	8,000.00	8,000.00
12/31/2021	Bill	I18458	Murphy Logistics Solutions		12/31/2021	108	1,386.45	1,386.45
12/31/2021	Bill	452002	Abdo, Eick & Meyers, LLP		12/31/2021	108	1,000.00	1,000.00
12/23/2021	Bill	132273-2	Traffic Management Inc.		01/07/2022	101	65.00	65.00
12/13/2021	Bill	7010022	Stephen Gould		01/12/2022	96	957.60	957.60
12/31/2021	Bill	2206	Rock Solid Financials		01/15/2022	93	1,230.00	1,230.00
12/31/2021	Bill	93658	Pro Courier		01/15/2022	93	395.60	395.60
Total for Current							**$13,065.35**	**$13,065.35**
91 or more days past due								
05/18/2021	Vendor Credit	6026788	PackageOne			0	-1,541.12	-660.00
Total for 91 or more days past due							**$ -1,541.12**	**$ -660.00**
TOTAL							**$359,783.14**	**$337,425.76**